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(DECHERT LETTERHEAD)



May 29, 2003

VIA EDGAR

Alison White, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: ING Variable Insurance Trust ("Trust")
    Request for Withdrawal of Post-Effective Amendment No. 5 to the Trust's Registration Statement on Form N-1A ("Amendment")
    SEC File Nos. 333-83071 and 811-9477

Dear Ms. White:

Pursuant to Rule 477(a) under the Securities Act of 1933, we hereby request on behalf of the Trust the withdrawal of Post-Effective Amendment No. 5 to the Trust's Registration Statement on Form N-1A. The Amendment was filed via EDGAR on March 14, 2003(accession no. 0000950153-03-000488) for the purpose of adding four new series to the Trust: (1) ING GET US Opportunity Portfolio Series 1; (2) ING GET US Opportunity Portfolio Series 2; (3) ING GET US Core Portfolio Series 1; and (4) ING GET US Core Portfolio Series 2. The Amendment was scheduled to go effective automatically on June 2, 2003 pursuant to Rule 485(a)(2) under the Securities Act.

As was discussed with you last week, the Trust is requesting withdrawal of the Amendment because the Trust has decided to postpone until a later date the commencement of operations and offering of sale of shares to the public of two of the series, ING GET US Opportunity Portfolio Series 1 and ING GET US Opportunity Portfolio Series 2. The Trust confirms that it has not sold any shares of these two series.

The Trust still intends to register for sale to the public the shares of the other two series, ING GET US Core Portfolio Series 1 and ING GET US Core Portfolio Series 2. Therefore, as discussed with you, the Trust will file another post-effective amendment pursuant to Rule 485(a) relating to these two series only and will request acceleration of its effectiveness to 9 a.m. on June 2, 2003, the original effective date of the withdrawn Amendment.

If you have any questions or comments, please do not hesitate to contact me at 212.698.3590.


Sincerely,





 /s/ Margaret A. Bancroft
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Margaret A. Bancroft
Dechert LLP